UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

NOTICE TO SHAREHOLDERS

DELIBERATION OF INTEREST ON CAPITAL AND INTERIM DIVIDENDS

Telefônica Brasil S.A. (“Company”) communicates to the Shareholders that, at a meeting held on December10, 2021, the Company’s Board of Directors resolved on the payment of Interest on Capital (“IoC”) and Interim Dividends (“Dividends”), as follows:

I – Interest on Capital: in accordance with article 26 of the Company’s Bylaws, article 9 of the law 9,249/95 and CVM’s Instruction No. 683/2012, in the gross amount of R$ 805,000,000.00 (eight hundred five million reais), subject to withholding tax of 15%, resulting in the net amount of R$ 684,250,000.00 (six hundred eighty-four million two hundred fifty thousand reais), based on the net income presented on the financial statements of November 30, 2021. The value per share is described in the table below:

Type of Payment	Declaration Date	Shareholding Position	Gross Amount per Share (R$)	Withholding Income Tax (15%)	Net Amount per Share
Interest on Capital	12/10/2021	12/27/2021	0.48004152205	0.07200622830	0.40803529374

As established in the article 26 of the Company’s Bylaws, said interest will be considered as part of the mandatory minimum dividends for the fiscal year 2021, ad referendum of the General Shareholders’ Meeting to be held in 2022.

The value of IoC per share described in the above table may be adjusted in the future, until December 27, 2021, due to possible purchases of shares under the Company’s Share Buyback Program.

The IoC will be paid individually to each shareholder, based on the shareholding position in the Company’s records at the end of December 27, 2021. After this date, the shares will be traded as “ex-interest”. The payment shall be executed by July 31, 2022, in a date to be defined by the Company’s Board.

Shareholders who are immune to or exempt from such income tax, in accordance with the current legislation, must prove such condition to the Shares and Custody Department of Banco Bradesco S.A., the depositary institution of the Company’s shares, located at Cidade de Deus, s/n, Prédio Amarelo Velho, Subsolo – Vila Yara – Zip Code: 06029-900, in the city of Osasco, São Paulo state.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

II – Interim Dividends: In accordance with article 25 of the Company’s Bylaw and the article 204 of law No. 6,404/76, ad referendum of General Shareholders’ Meeting to be held in 2022, in the gross amount of R$ 1,500,000,000.00 (one billion five hundred million reais), based on the net income presented on the financial statements of November 30, 2021. The amount per share is described in the table below:

Type of Payment	Declaration Date	Shareholding Position	Net Amount per Share
Interim Dividends	12/10/2021	12/27/2021	0.89448730817

In accordance to the article 25 of the Company’s Bylaw, such Interim Dividends will be imputed to the minimum mandatory dividend for the fiscal year of 2021, ad referendum of the General Shareholder’s Meeting to be held in 2022.

The payment of Interim Dividends will be executed individually to each shareholder, based on the shareholding position in the Company’s records at the end of December 27, 2021. After this date, the shares will be considered as “ex-Dividends”. The payment shall be made by December 31, 2022, in a date to be defined by the Company’s Board.

The value of Interim Dividends per share may be adjusted until December 27, 2021, due to possible purchase of shares under the Company’s Share Buyback Program, to be held in treasury for subsequent sale and/or cancellation.

São Paulo, December 10, 2021.

David Melcon Sanchez-Friera CFO and Investor Relations Officer Telefônica Brasil – Investor Rleations Tel: +55 11 3430 3687 Email: ir.br@telefonica.com www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 10, 2021	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director